UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

January 2009 Up 2.1% Year over Year

Mexico City, February 10, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2009 increased by 2.1% when compared to January 2008.

All figures in this announcement reflect comparisons between January 1 through January 31, 2009 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2008	January 2009	% Change
Cancún	251,258	237,047	(5.7)
Cozumel	8,336	4,975	(40.3)
Huatulco	21,604	28,553	32.2
Mérida	102,360	77,381	(24.4)
Minatitlán	13,284	10,822	(18.5)
Oaxaca	43,423	46,912	8.0
Tapachula	21,349	19,265	(9.8)
Veracruz	70,638	68,466	(3.1)
Villahermosa	79,230	62,820	(20.7)
Total Domestic	611,482	556,241	(9.0)

International
Airport	January 2008	January 2009	% Change
Cancún	859,481	952,314	10.8
Cozumel	37,771	35,643	(5.6)
Huatulco	17,516	15,612	(10.9)
Mérida	10,992	8,749	(20.4)
Minatitlán	388	322	(17.0)
Oaxaca	5,280	7,309	38.4
Tapachula	439	421	(4.1)
Veracruz	5,814	5,321	(8.5)
Villahermosa	3,843	4,169	8.5
Total International	941,524	1,029,860	9.4

Total
Airport	January 2008	January 2009	% Change
Cancún	1,110,739	1,189,361	7.1
Cozumel	46,107	40,618	(11.9)
Huatulco	39,120	44,165	12.9
Mérida	113,352	86,130	(24.0)
Minatitlán	13,672	11,144	(18.5)
Oaxaca	48,703	54,221	11.3
Tapachula	21,788	19,686	(9.6)
Veracruz	76,452	73,787	(3.5)
Villahermosa	83,073	66,989	(19.4)
ASUR Total	1,553,006	1,586,101	2.1

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 10, 2009